Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 Fax: (913) 362-8823

JERRY W. FANSKA Sr. V.P. Finance — Treasurer
February 4, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company
Form 10-K for the Fiscal Year Ended January 31, 2008
Definitive Proxy Statement on Schedule 14A filed May 8, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
File No. 001-34195
Dear Mr. Cash:
On behalf of Layne Christensen Company (the “Company”), this letter responds to the January 23, 2009 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filings noted above. The Company’s responses are as follow. These responses are provided under the same captions as contained in the Staff’s January 23, 2009 letter.
Staff Comment
Form 10-K for the Fiscal Year Ended January 31, 2008
Item 1. Business — Regulation, page 7
1.	If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(xii) of Regulation S-K.
Company’s Response
Capital expenditures estimated to be required for environmental control facilities have not been, and are not expected to be, material. Subject to any changes in circumstance, we will revise future disclosure, beginning with our Form 10-K for the year ending January 31, 2009, as follows:
“The services we provide are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Our operations are subject to inspection and regulation by various governmental agencies, including the Department of Transportation, OSHA and MSHA in the U.S. as well as their counterparts in foreign countries. In addition, our activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of wastes and hazardous substances. To the extent we fail to comply with these various regulations, we could be subject to monetary fines, suspension of operations and other penalties. In addition, these and other laws and regulations affect our mineral exploration customers and influence their determination whether to conduct mineral exploration and development. We have not and do not expect to incur significant capital expenditures to remain in compliance with these various environmental control regulations.”
Staff Comment
Item 7. Management’s Discussion and Analysis ..., page 21
Liquidity and Capital Resources, page 26
2.	Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. Please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.
Company’s Response
In future filings, beginning with our Form 10-K for the year ending January 31, 2009, the Company will expand its discussion of the significant covenants within its debt agreements, including a comparison of our actual ratios to the minimum/maximum ratios specified in our debt agreements. Subject to changes in circumstances, the following is a draft of the disclosure we will include in future filings:
“The Company’s Master Shelf Agreement and Credit Agreement each contain certain covenants including restrictions on the incurrence of additional indebtedness and liens, investments, acquisitions, transfer or sale of assets, transactions with affiliates and payment of dividends. These provisions generally allow such activity to occur, subject to specific limitations and continued compliance with financial maintenance covenants. Significant financial maintenance covenants are fixed charge coverage ratio, maximum leverage ratio and minimum tangible net worth. Covenant levels and definitions are consistent between the two agreements. The Company was in compliance with its covenants as of January 31, 2009.
Compliance with the financial covenants is required on a quarterly basis, using the most recent four fiscal quarters. The Company’s fixed charge coverage ratio and leverage ratio covenants are based on ratios utilizing adjusted EBITDA and adjusted

EBITDAR, as defined in the agreements. Adjusted EBITDA is generally defined as consolidated net income excluding net interest expense, provision for income taxes, gains or losses from extraordinary items, gains or losses from the sale of capital assets, non-cash items including depreciation and amortization, and share-based compensation. Equity in earnings of affiliates is included only to the extent of dividends or distributions received. Adjusted EBITDAR is defined as adjusted EBITDA, plus rent expense. The Company’s tangible net worth covenant is based on stockholders’ equity less intangible assets. All of these measures are considered non-GAAP financial measures and are not intended to be in accordance with accounting principles generally accepted in the United States.
The Company’s minimum fixed charge coverage ratio covenant is the ratio of adjusted EBITDAR to the sum of fixed charges. Fixed charges consist of rent expense, interest expense, and principal payments of long-term debt. The Company’s leverage ratio covenant is the ratio of total funded indebtedness to adjusted EBITDA. Total funded indebtedness generally consists of outstanding debt, capital leases, unfunded pension liabilities, asset retirement obligations and escrow liabilities. The Company’s tangible net worth covenant is measured based on stockholders’ equity, less intangible assets, as compared to a threshold amount defined in the agreements. The threshold is adjusted over time based on a percentage of net income and the proceeds from the issuance of equity securities.
As of January 31, 2009 and 2008, the Company’s actual and required covenant levels were as follows (thousands of dollars):

	January 31, 2009		January 31, 2008
	Actual	Required	Actual	Required
Minimum fixed charge coverage ratio	x.xx	1.50	5.65	1.50
Maximum leverage ratio	x.xx	3.25	0.57	3.00
Minimum tangible net worth	$xxx,xxx	$xxx,xxx	$313,571	$274,647
Staff Comment
Item 8. Financial Statements and Supplementary Data, 31
Consolidated Balance Sheets, page 34
3.	The amount that you classify as other accrued expenses is greater than 8% of your total liabilities in each period. Please tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of total liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Company’s Response
We consider the composition of other accrued expenses at each balance sheet date and the provisions of Article 5-02 in making the determination as to necessary disclosures. The table below indicates, in thousands of dollars, the more significant amounts that comprise other accrued expenses as of January 31, 2008 and 2007, along with the percentage that each balance represents of total current liabilities. As indicated, no individual balance is in excess of five percent. Thus, we have shown the balances in one amount as permitted by the last sentence of paragraph 20 of Article 5-02.

	January 31,	% of	January 31,	% of
Description	2008	Total	2007	Total

Accrued legal and professional fees	$2,877	1.6%	$1,766	1.1%
Accrued taxes (non income tax)	2,420	1.4%	1,991	1.3%
Customer deposits	1,368	0.8%	1,426	0.9%
Accrued directors’ fees	1,131	0.6%	880	0.6%
Accrued interest	140	0.1%	238	0.2%
All other accrued expenses	7,286	4.1%	7,921	5.1%

	$15,222	8.6%	$14,222	9.1%

Total current liabilities	$177,644		$156,219

Staff Comment
Item 13. Certain Relationships and Related Transactions, page 63
4.	We note that in response to Item 13 of Form 10-K, you have incorporated by reference information under “Certain Transactions — Transactions with Management” in your 2008 Definitive Proxy. However, we are unable to locate such a discussion in the company’s 2008 Definitive Proxy. Please confirm supplementally with a view towards clarifying future disclosure that you have complied with all applicable disclosure requirements of Item 13 of Form 10-K and Item 404 of Regulation S-K.
Company’s Response
In finalizing the 2008 Definitive Proxy, we determined that there were no transactions which met the applicable disclosure requirements of Item 13 of Form 10-K or Item 404 of Regulation S-K. Thus, the caption “Certain Transactions — Transactions with Management” was omitted. In future filings, we will clarify the disclosures in either the Form 10-K or the Definitive Proxy to indicate that there were no transactions, or if there are, clearly caption the disclosure.

Staff Comment
Definitive Proxy Statement on Schedule 14A filed May 8, 2008
Compensation Discussion and Analysis, page 9
Annual Incentives, page 11
5.	In future filings, please disclose the target EBIT amount used by the compensation committee to determine annual incentives for the executive officers.
Company’s Response
In last year’s proxy statement, we disclosed the target amounts for net income and return on net assets, which were the performance targets for the most recently completed fiscal year (the fiscal year ended January 31, 2008). We did not disclose the target EBIT amount for the then current year (the fiscal year ended January 31, 2009). In this year’s proxy statement we will disclose as part of our Compensation Discussion and Analysis the target EBIT amount for the prior fiscal year (the year ended January 31, 2009) and intend to continue this practice in future filings.
However, in general, we do not believe that disclosure in a proxy statement of the performance targets for the current fiscal year is material to a fair understanding of the compensation paid to our named executive officers for the prior fiscal year. The Executive Incentive Compensation Plan is an annual plan and the performance targets are derived each year from the Company’s financial budgets for the year as well as recommendations from management. The setting of the current year’s performance target does not affect how the compensation committee makes compensation determinations for the prior fiscal year. Consequently, pursuant to instruction 2 to Item 402(b), we do not believe that we are required to include such information in our Compensation Discussion and Analysis in future filings. However, if in the future we determine that information regarding the performance targets established in a current fiscal year for the payment of bonuses is material to a fair understanding of the compensation paid to our named executive officers for the prior fiscal year, we will include such information in a future filing.
Staff Comment
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
General
6.	Please revise future filings to provide a discussion on the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact on current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.
Company’s Response
Beginning with our Form 10-K for the year ending January, 31, 2009, future filings will be revised to include a discussion on the recent global economic downturn and its current and expected future impact on our operations, financial position and liquidity. This disclosure will provide detailed information on the matters listed in the above Staff comment to the extent material to the Company, as well as other information we believe significant. Among other things, this may include discussion of:
•	Credit availability to mining companies and reduced exploration spending;

•	Reductions in municipal revenues and spending;

•	Natural gas prices; and

•	Increased competition from sources outside our normal markets
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In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings. Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.
Sincerely,

/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President Finance — Treasurer

cc:	A. B. Schmitt
S. F. Crooke
R. Duckworth (Deloitte & Touche LLP)